UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACE AVIATION HOLDINGS INC.
(Name of Subject Corporation (issuer))
ACE AVIATION HOLDINGS INC. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Class A Variable Voting Shares (Title of Class of Securities)	Class B Voting Shares (Title of Class of Securities)

00440P201 (CUSIP Number of Class of Securities)	00440P102 (CUSIP Number of Class of Securities)

ACE Aviation Holdings Inc.
Attention: Brian Dunne, Executive Vice President and Chief Financial Officer
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2
(514) 205-7856
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$492,650,000	$19,361

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase for not more than Cdn$500,000,000 a combined aggregate of up to 23,809,523 Class A variable voting shares and Class B voting shares of ACE Aviation Holdings Inc. at a price of $20.69 (Cdn$21.00) per share in cash and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on May 8, 2008 as certified for customs purposes by the Federal Reserve Bank of New York (Cdn$1 = US$0.9853).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer by ACE Aviation Holdings Inc., a Canadian corporation (“ACE” or the “Corporation”) to the holders of its Class A variable voting shares and Class B voting shares (together, the “Shares”) to purchase up to an aggregate amount of Cdn$500,000,000 of Shares at a price not less than Cdn$21.00 and not more than Cdn$24.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2008 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letters of Transmittal which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer.” Pursuant to Rule 13e-4(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Tender Offer constitutes separate offers for each class of Shares and the information set forth herein is responsive to the requirements of Schedule TO with respect to each class of Shares. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act.
The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.
Item 1. Summary Term Sheet.
The information under the heading “Summary Term Sheet” in Exhibit (a)(1)(A) is incorporated herein by reference.
Item 2. Subject Corporation Information.
(a) The name of the subject corporation is ACE Aviation Holdings Inc. The address and telephone number of its principal executive offices are: 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, (514) 205-7859.
(b) The subject securities are Class A variable voting shares and Class B voting shares of ACE. The number of Class A variable voting shares outstanding as of April 30, 2008 was 40,296,578 and the number of Class B voting shares outstanding as of April 30, 2008 was 15,837,852.
(c) Information about the trading market and price of the subject securities is incorporated herein by reference to the Circular under the heading “Price Range of Shares.”
Item 3. Identity and Background of Filing Person.
(a) The filing person to which this Schedule TO relates is ACE. The address and telephone number of ACE is set forth under Item 2(a) above. The names of the directors and executive officers of ACE are as set forth in the Circular under the heading “Ownership of ACE’s Securities; Arrangements Concerning Shares”, and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of ACE is c/o 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2, (514) 205-7859.
Item 4. Terms of the Transaction.
(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase and the Circular. There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of ACE are incorporated herein by reference from the Circular under the headings:
•	“Ownership of ACE’s Securities; Arrangements Concerning Shares;”

•	“Acceptance of Offer;” and

•	“Commitments to Acquire Shares.”
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
Information regarding agreements involving ACE’s securities is incorporated herein by reference from the Circular under the headings “Ownership of ACE’s Securities; Arrangements Concerning Shares” and “Contracts, Arrangements or Undertakings with Shareholders.”
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Information regarding the purpose of the transaction is incorporated herein by reference from Exhibit (a)(1)(A) under the heading “Summary Term Sheet” and from the Circular under the heading “Purpose and Effect of the Offer.”
(b) The shares purchased in the Tender Offer will be cancelled by the Corporation. Information regarding the use of Shares to be acquired in the Tender Offer is incorporated herein by reference from the Circular under the heading the heading “Purpose and Effect of the Offer – Background of the Offer .”
(c) Information about any plans or proposals is incorporated herein by reference from the Circular under the headings:
•	“Purpose and Effect of the Offer;”

•	“Ownership of ACE’s Securities; Arrangements Concerning Shares;”

•	“Commitments to Acquire Shares;”

•	“Material Changes in the Affairs of the Corporation;” and

•	“Going Private Transaction.”
Item 7. Source and Amount of Funds or Other Consideration.
(a) Information regarding the source of funds is incorporated herein by reference from the Circular under the heading “Source of Funds.”
(b) Financing will not be required in connection with the Tender Offer.
(d) None of the consideration for the Tender Offer will be borrowed.

Item 8. Interest in Securities of the Subject Corporation.
(a) The information under the heading “Ownership of ACE’s Securities; Arrangements Concerning Shares” in the Circular is incorporated herein by reference.
(b) The information under the heading “Prior Securities Transactions” in the Circular is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information under the heading “Summary Term Sheet” in Exhibit (a)(1)(A) and “Dealer Managers,” “Depositary” and “Fees and Expenses” in the Circular is incorporated herein by reference.
Item 10. Financial Statements.
(a)-(b) Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and ACE is a public reporting Corporation under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.
Item 11. Additional Information.
(a)(1) The information under the heading “Ownership of ACE’s Securities; Arrangements Concerning Shares” in the Circular is incorporated herein by reference.
(a)(2) The information under the heading “Legal Matters and Regulatory Approvals” in the Circular is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None. The information under the heading “Legal Matters and Regulatory Approvals” in the Circular is incorporated herein by reference.
(b) The information set forth in the Offer to Purchase, the Circular and the related Letters of Transmittal, as each may be amended or supplemented from time to time is incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 9, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.

(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.

(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class B voting shares.

Exhibit No.	Description

(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.

(c)	Not applicable.

(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.*

(d)(2)	Form of Stock Option Agreement.*

(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	Not applicable.

*	Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Dunne

Name:	Brian Dunne
Title:	Executive Vice President and Chief Financial Officer

Date:	May 13, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 9, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.

(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.

(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class B voting shares.

(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.

(c)	Not applicable.

(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.*

(d)(2)	Form of Stock Option Agreement.*

(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.*

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	Not applicable.

*	Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.